UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 001-35329

Timmins Gold Corp.
(Translation of registrant’s name into English)

570 Granville Street, Suite 1900, Vancouver, British Columbia V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Unless otherwise indicated, all dollar amounts herein are expressed in Canadian dollars. All references to “US$” are to United States dollars.

SUMMARY DESCRIPTION OF BUSINESS

Timmins Gold Corp. (the “Company”) is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company has two wholly-owned subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“Molimentales”).

The Company owns and operates the San Francisco open pit gold mine, which is comprised of the San Francisco open pit (the “Mine”) and La Chicharra open pit located in the state of Sonora, Mexico, which the Company refers to collectively as the “San Francisco Gold Property” or the “Gold Property”. The Company has title to approximately 200,000 hectares of exploration claims in and around the Gold Property. The Company attained commercial production at the Mine on April 1, 2010 and in its first year of operations in 2010, the Company successfully transitioned from an advanced exploration and development company to a junior producer. Since achieving commercial production, the Company has continued to see increases in production, metal revenues, cash flows and profit from operations. During 2013, the Company achieved record production of 120,900 gold equivalent ounces (using a gold to silver ratio of 55:1) for the year which represents a 27% increase over the prior comparative period.

RECENT DEVELOPMENTS

Updated Mineral Resource and Mineral Reserve Estimate and Technical Report for the Gold Property

On November 5, 2013, the Company released the results of an updated mineral resource and reserve estimate for the Gold Property. The mineral resources and mineral reserves were calculated for open pit mineralization using a US$1,250 per ounce gold price and based on drill data as at July 1, 2013. The total proven and probable mineral reserves for the Gold Property are 1.59 million ounces of gold (91 metric tonnes at 0.54 grams per tonne). The updated measured and indicated mineral resources (inclusive of mineral reserves) for the Gold Property are 1.87 million ounces of gold (102 metric tonnes at 0.57 grams per tonne).

On December 24, 2013, the Company filed a National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “NI 43-101 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora Mexico” dated December 6, 2013 (the “Technical Report”) prepared by William J. Lewis, B.Sc., P.Geo, Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng of Micon International Limited (“Micon”). See “Property Description” below.

Gold Property Project Update

In 2013, the Company produced 120,900 gold equivalent ounces, surpassing its previously announced guidance of 118,000 ounces. In the fourth quarter of 2013, expansion construction at the Gold Property was completed, including the construction of new leach pads. The Company transitioned to the new leach pads and was also able to increase crusher throughput. As discussed in the Company’s press releases dated November 5, 2013 and January 13, 2014, the Company’s production guidance for 2014 is between 115,000 and 125,000 gold equivalent ounces with cash costs of approximately $800 per ounce (on a by-product basis). The foregoing scientific and technical information was reviewed and approved by Taj Singh, M. Eng., P.Eng., a “qualified person” as defined by NI 43-101. Mr. Singh is an employee of the Company. Cash costs are a financial measure that cannot be directly reconciled to the financial statements and reference should be made to the Company’s management’s discussion and analysis for the year ended December 31, 2012 and the three and nine months ended September 30, 2013, and the disclosure therein regarding “Non-GAAP Measures”, which are available under the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Sprott Facility

The Company has a credit facility with Sprott pursuant to the credit agreement between the Company and Sprott dated May 27, 2011, as amended (the “Credit Facility”). As at September 30, 2013, a total of $18.0 million was advanced to the Company by Sprott under the Credit Facility.

By agreement announced by the Company on December 16, 2013 and executed effective December 31, 2013, the term of the Credit Facility was extended from December 31, 2013 to December 31, 2014. Interest under the renewed credit facility is now payable monthly at the rate of 9% per annum (previously 8%). In consideration of the extension of the renewed Credit Facility, the Company issued 300,000 of its common shares to Sprott on January 24, 2014 at a deemed price of $1.20 per share. Such common shares are subject to a four month hold period.

PROPERTY DESCRIPTION

The following information has been derived from the Technical Report, is subject to certain assumptions, qualifications and procedures described in the Technical Report and is qualified in its entirety by the full text of the Technical Report. Reference should be made to the full text of the Technical Report, which is available under the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Property Description and Location

The Company’s Gold Property is located in the north central portion of the Mexican state of Sonora, which borders on the American state of Arizona, and is approximately 150 kilometres (“km”) north of the city of Hermosillo, the capital of Sonora. The latitude and longitude for the Gold Property site are approximately 30°21’13” N, 111°06’52” W. The UTM coordinates are 3,357,802 N, 489,017 E and the datum used was NAD 27 Mexico. The Gold Property is located 2 km west of the town of Estación Llano and is accessed via Mexican State Highway 15 (Pan American highway) from Hermosillo.

The Gold Property consists of 13 mining concessions, which are held through the Company’s wholly-owned Mexican subsidiary, Timmins Mexico. All of the concessions are contiguous and each varies in size for a total property area of 44,442.72 hectares (“ha”).

In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession.

All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

San Francisco Project, Summary of Mineral Concessions (with Fees for 2014 noted)

Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type(2)	Area (hectares)	Location Date	Expiry Date(2)	Bi-Annual Fee (USD)(3)
San Francisco	198971	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	48.0000	Nov 13, 1993	Feb. 10, 2044	500
San Francisco Dos	209618	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	315.6709	Dec 4, 1996	Aug. 2, 2049	3,282
San Francisco Cuatro	219301	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	5,189.7041	Aug 18, 2000	Feb. 25, 2053	53,947
Llano II	197203	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	Oct 23, 1986	Aug. 18, 2043	5,198
Llano III	197202	Molimentales del Noroeste, S.A de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	Oct 23, 1986	Aug. 26, 2043	5,198
Llano IV	222787	Molimentales del Noroeste, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	500.0000	May 17, 2004	Aug 30, 2054	4,442
Llano V	222788	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	May 17, 2004	Aug 30, 2054	4,442
Timmins	226519	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	337.0000	Aug. 26, 2005	Jan. 23, 2056	1,992
Timmins III Fraccion 1	227237	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	346.0004	Feb. 15, 2006	May 25, 2056	2,044
Timmins III Fraccion 2	227238	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	54.2835	Feb. 15, 2006	May 25, 2056	321
Timmins II Fraccion Sur(1)	228260	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	20,370.0604	Nov. 17, 2005	Mar. 13, 2056	120,320
Pima(1)	228261	Timmins Goldcorp México, S.A. de C.V.	486,058.775 E 3,375,493.728 N	Mining Concession	15,772.0000	Nov. 17, 2005	Mar. 13, 2056	93,160
La Mexicana	191137	Molimentales del Noroeste, SA de CV	487,910,487 E 3’363,995.686 N	Mining Concession	10.0000	April, 29, 1991	April 28, 2041	110
Total:	-	-	-	-	44,442.7193	-	-	294,956

Notes:

(1)

The Timmins II claim, originally staked with a surface of 39.403.0000 ha., was titled by the Direccion General de Minas (“DGM”), after survey works, with a surface of 36,142.0604 ha. In 2008, due to a change in exploration strategy, the Timmins II claim was divided into two claims, Timmins II Fraccion Sur and Pima.

(2)

In 2006, the mining law was modified and the distinction between exploitation concessions and exploration concessions was abolished. Therefore, all concessions granted by the DGM as of 2006 are legally “mining concessions”. The amendment to the mining law also granted the new mining concessions for a term of 50 years which is the same length of time granted to the old exploitation concessions under the mining law before the amendment.

(3)

Fees are estimated in U.S. dollars based on payments in 2013 (now paid). Inflation and other factors are considered by the Mexican government each year. For 2014, not only is inflation considered in the increased fees for 2014 (estimated at 5%), but some concessions will enter their seventh year which also correspond to the period of the highest taxes.

San Francisco Property (Concessions) Map Updated

The Company acquired the first seven concessions, covering the Mine, through its purchase of Molimentales in April, 2007. In 2006, the Company signed a temporary occupancy agreement with an agrarian community (known as an “Ejido”) in Mexico called Los Chinos, whereby the Company was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the Mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

In September, 2011, Molimentales acquired 732 ha from Ejido Los Chinos, which was originally part of the exploration agreement signed in 2006. Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by the Company but neither of these concessions impacts the main area of the Gold Property.

On February 23, 2011, the Company announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. The Company has continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions now amount to approximately 152,279.6 ha.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana by paying the vendor, Mr. Agustin Albelais, a buy-out price of US$250,000. This purchase agreement was filed with the Mexican Federal Mining Registrar. The La Mexicana mineral concession was the last area in the metamorphic package that did not belong to the Company.

Molimentales is currently completing the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 hectares contracted from the Ejido Los Chinos into private property, and formalizing a purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales, in 2011, with the understanding that the final public instrument (public bill of sale under Molimentales’ name) would not be ready until the end of 2013 or early 2014.

For any concession to remain valid, the bi-annual fees must be paid to the Dirección General de Minas (“DGM”) and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable, provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee, payable to the Mexican government for the Company to hold the group of contiguous mining concessions for the Gold Property is US$294,956.

Since the Gold Property is located on a number of concessions upon which mining has previously been conducted, all exploration work continues to be covered by the environmental permitting already in place and no further notice is required to be given to any division of the Mexican government. The specific environmental permitting of the Gold Property was obtained in December, 2007, via an environmental assessment, and it is valid for the duration of the seven mining concessions that comprise the Mine, provided that Molimentales keeps the permitting in good standing. Water for any drilling programs at the Gold Property is obtained from the on-site water wells.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gold Property is readily accessible from Hermosillo, the state capital of Sonora, via Mexican State Highway 15 (Pan American Highway). The Gold Property is 150 km north of Hermosillo and is 120 km south of the United States/Mexico border city of Nogales, also on Highway 15. The Mine site is 2 km west of the town of Estación Llano. The major population centre for the region is Magdalena de Kino (Magdalena) to the north, with a population of over 50,000 inhabitants.

The Company maintains guarded gates across the access road to the Mine and immediate Gold Project area. Exploration can be conducted year round, with the desert monsoon season occurring between July and September. Materials needed to supply the Mine are transported by either truck (utilizing Mexican State Highway 15) or by rail (utilizing the Ferrocarril del Pacifico railway), both of which pass through the community of Estación Llano.

The Company has been granted the temporary occupation of surface rights at the Mine by the DGM for the duration of the exploitation concessions. In the case of an exploration concession, the holder is granted temporary occupancy for the creation of land easements needed to carry out exploration for the duration of the mineral concession. In order to commence mining, the holder of the concession is required to negotiate the surface rights with the legal holder of these rights or to acquire the surface rights through a temporary expropriation. The current surface rights are more than adequate to cover the infrastructure, mining and stockpile areas needed for the life of the Mine.

Water for the drilling programs is available from three wells located on the Mine site. The water table in the area of the Mine is approximately 25m below the surface. The surrounding cities and towns supply the majority of the workers, with the professional staff coming from other parts of Mexico. The site contains all of the necessary infrastructure to maintain and operate the equipment and the Mine.

The climate at the Mine site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330mm, with an upper extreme of 880mm. The wet season or desert monsoon season is between July and September and heavy rainfall can hamper exploration at times.

The topography ranges between 700m and 750m above sea level. The desert vegetation surrounding the Mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

History

The Mine is a past-producing heap leach operation which was in production originally between 1995 and 2002. Production was conducted using open pit mining methods with gold recovered by heap leaching. During its historical production phase, the Mine extracted 13,490,184 t at a grade of 1.13 g/t gold for a total of 488,680 contained ounces of gold. A total of 300,281 oz gold and 96,149 oz of silver were recovered, with the gold recovery estimated to be 61.4% . However, during the last two years of historical operation, gold was being recovered from the leach pads only, with no mining being conducted from the Mine or the La Chicharra open pits.

Placer mining and small scale underground mining began in the Mine area during the early 1940s. This limited work drew Compania Fresnillo S.A. de C.V. (“Fresnillo”) to the area in 1983. In 1985, three diamond drill holes and 30 conventional percussion drill holes were completed on the Gold Property. The results of these drill holes were encouraging enough to warrant additional diamond drilling during 1986. In 1987, 540m of underground development was conducted, including a decline and a number of drifts and cross-cuts. The decline was completed to the 685m elevation above sea level, where numerous 1.8m by 1.5m drifts and cross-cuts were developed. Fresnillo drilled 10 diamond drill holes and 25 reverse circulation drill holes in 1988, and an additional 226 reverse circulation holes in 1989.

Metallurgical testing and an induced polarization survey were also completed in 1989. In 1990 and 1991, Fresnillo completed an additional 108 reverse circulation drill holes. Fresnillo decided to sell the Gold Property in 1992, at which time it was acquired by Geomaque Explorations Ltd. (“Geomaque”). As part of the Geomaque purchase, Fresnillo retained a 3% NSR royalty and the option to re-acquire a 50% interest by paying Geomaque twice the amount which it had expended. Geomaque completed a feasibility study in 1993 and drilled a further 69 reverse circulation drill holes in 1994. Geomaque acquired the NSR royalty and option back from Fresnillo in 1995 for US$4,700,000.

Geomaque conducted its activities in Mexico through its subsidiaries, Geomaque de Mexico, S.A. de C.V. (“Geomaque de Mexico”) and Mina San Francisco, S.A. de C.V. (“Mina San Francisco”). Geomaque began construction of the Mine in 1995, with production beginning late in that year. Production began at the rate of 3,000 t/d of ore or 30,000 oz/y of gold. As a result of the discovery of additional mineralization, an expansion of the mining fleet, crushing system and gold recovery plant was undertaken in an effort to increase production to 10,000 t/d of ore. Due to the prevailing market conditions in February, 2000, Geomaque announced a revised mine plan whereby higher grade ore with a lower stripping ratio would be mined from the San Francisco pit and the La Chicharra deposit.

Mining ended and the operation entered into a leach only mode in November, 2000. In May, 2002, the last gold pour was conducted and clean-up activities at the Mine site began. In 2001, to settle debts related to lease arrangements of construction equipment to Geomaque de Mexico, Butler Machinery Co. (“Butler”) accepted a payment of US$500,000, the proceeds in excess of US$500,000 on the sale of certain equipment from the Mine and a 1% net smelter return (“NSR”) royalty on any future gold production from the un-mined mineralization in the main pit of the Mine. The agreement between Geomaque and Butler subsequently terminated and the property was transferred to Molimentales.

In the summer of 2003, Geomaque sought and received shareholder approval to amalgamate with a wholly-owned subsidiary of a new Canadian company, Defiance Mining Corporation (“Defiance”). On November 24, 2003, Defiance sold its Mexican subsidiaries, Geomaque de Mexico and Mina San Francisco, to the Astiazaran family and their private Mexican company for a total consideration of US$235,000.

Since June, 2006, the Astiazaran family and their company, Desarrollos Prodesa S.A. de C.V. (“Prodesa”) have retained ownership of the waste dumps and the original leach pads, and have been extracting sand and gravel intermittently for use in highway construction and other construction projects.

The Company originally acquired the exploitation concessions covering the Gold Property through its wholly-owned Mexican subsidiary, Timmins Mexico, via an option agreement with Geomaque de Mexico on April 18, 2005. That option agreement was subsequently superseded by an acquisition agreement. Initially, the Company had the option to earn a 50% interest in the exploitation concessions by spending US$2,500,000 on exploration and development over a two-year period and, after the Company had earned its interest, the Gold Property would be operated as a joint venture with Timmins Mexico as the operator.

In March of 2007, the Company announced that it had agreed to increase its interest from 50% and had entered into an agreement to acquire a 100% interest in Molimentales, a company specifically formed to own 100% of the Mine. The acquisition was completed by the Company in May 2007.

Geological Setting

Regional Geology

The Basin and Range province, which extends into Sonora from the United States, is characterized by northwest-trending valleys and ranges. Paleozoic rocks, including quartzite and limestone, overlie the Precambrian locally. The valleys are covered and in-filled by recent gravels. Further details on the regional geology of the Gold Property are set out in Section 7.1 of the Technical Report.

Property Geology

The San Francisco property lies in a portion of the Mojave-Sonora megashear belt characterized by the presence of Precambrian to Tertiary age rocks represented by different grades of deformation and metamorphism as evidenced in the field by imbricate tectonic laminates. The rocks principally involved in the process of deformation and associated with the gold mineralization in the region are of Precambrian, Jurassic and Cretaceous age. The oldest rocks within the property are a package of metamorphic rocks which include banded quartz-feldspathic gneiss and augen gneiss, green schist, amphibolite gneiss and some amphibolite and marble lenses. All metamorphic rocks exhibit foliation which generally varies in strike direction from between 30° to 72° west and dips to the northeast from 24° to 68°.

The metamorphic rocks are intruded by a Tertiary igneous package, which includes leucocratic granite with visible feldspar and quartz, and is porphyritic to gneissic in texture. It appears that the granite was emplaced along low angle northwest-southeast shear zones in the system which developed between an older gabbro and the metamorphic sequence. This is the reason that in some places the granite bodies appear as stratiform lenses that vary in width from centimetres to more than 40m and are sub-parallel to the foliation. It is seen however, that the emplacement of leucocratic granite also favours the N30°W fault system, causing the granite to take an elongated form, principally in direction N60°W, but with extensions along the N30°W system. Besides the gabbro and the granite, dikes of different composition, including diorite, andesite, monzonite and lamprophyre, intrude the metamorphic sequence.

In addition, lenses of pegmatite associated with the schist have been mapped, emplaced along the foliation planes, occasionally forming lenses within the gabbro and within the gneiss and on the border of the leucocratic granite bodies. All of the rocks described above form the San Francisco unit which is the most important unit for exploration, with the leucocratic granite being especially significant because it is the primary host rock for gold mineralization.

Mapping of isolated outcrops and geological interpretation of the outcrops demonstrate that the San Francisco unit is extensive within the Gold Property, covering a surface area of approximately 100km2. The unit hosts at least 15 gold occurrences which are considered to be favourable exploration targets, in addition to the known San Francisco and La Chicharra gold deposits. In the north and south, the San Francisco unit is in contact with the Coyotillo unit which is a weakly metamorphosed package of sandstone, quartzite, phyllite, conglomerate, volcanics and limestones of Jurassic age.

The granitic gneiss containing the mineralization at the Gold Property is intensely fractured with a total of five fracture sets having been identified, although there are only two primary sets. One of the primary sets strikes 36Ú to 60Ú east and dips northwest 70Ú to 90Ú, while the other strikes 64Ú to 73Ú west and dips northeast 46Ú to 66Ú. The regional fracture sets are generally parallel to major faults and perpendicular to foliation planes. The main vein systems in the region strike 50Ú to 80Ú west with dips ranging from northeast to southwest. These vein systems are the San Francisco, La Playa, El Diez, La Chicharra, and several systems in the La Mexicana area, Area 1B and La Escondida. A secondary system of veins includes the La Trinchera, Casa de Piedra, unnamed veins in portions of Area 1B and the La Mexicana veins which strike 60Ú to 80Ú east and dip northwest to southeast. Although the age relation between the two systems is unknown, it is believed that the northeast system is probably later stage.

The metamorphic foliation in the San Francisco deposit primarily strikes 78Ú west and dips to the northeast at 68Ú. Regionally the foliation is variable, generally ranging from east-west to 60Ú west with varying dips to the northeast.

The original bedding is recognized in the metavolcanic-sedimentary rocks to the south at Cerro La Bajarita, and is variable with strikes ranging from 70Ú to 80Ú west and dips to the north. The sedimentary beds of the Represo Formation in the northern portion of the property strike 60Ú to 70Ú west and dip to the northeast. Dikes of intermediate composition in the Gold Property area strike predominantly 63Ú west and dip to the northeast at 58Ú. Several dikes are intruded along planes of foliation, and others cut foliation of the metamorphic units. In the Sierra La Vetatierra mountains in the northern portion of the Gold Property, dikes strike 60Ú to the east, dip to the northwest, and represent a later system of fractures. Metamorphic folds, including isoclinal, open symmetrical and kink folds, have been described, but no systematic description of folds has been found in the literature.

Local Geology

The La Chicharra pit is located 2km west of the San Francisco pit. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000oz of gold were extracted and processed during Geomaque’s last year of operations. The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and MMI techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling which confirmed the presence of gold mineralization in the bedrock and drilling delineated the deposit.

The geology of the La Chicharra deposit, although it is hosted in the San Francisco group, differs from the geology found in the San Francisco pit. While the geology consists of quartz-feldspar gneiss, pegmatite, schist, granite and gabbro, the mineralization is hosted principally in gabbro. The gabbro has a very sheared appearance, almost like a breccia, comprised of large fragments with lenses of pegmatite between the fragments. Due to the shearing process, the blocks of gabbro are highly fractured and the fractures are filled with quartz veins and veinlets. The gold mineralization is hosted by the pegmatite lenses and in the veins and veinlets within the gabbro. The limits of the mineralized gabbro are very well delineated by the shear zones, at both the hanging wall and footwall. This geological control allowed for better operational planning during the exploitation by Geomaque.

The gabbro at La Chicharra is different from the gabbro bodies at the San Francisco mine, as it contains no magnetic minerals which are generally produced by the destruction of the original minerals contained within the gabbro during the tectonic and mineralization processes. As well, due to strong shearing, the minerals are oxidized. The gabbro is a tabular body dipping to the northeast at approximately 30° to 40° and striking approximately 60° west, with the mineralization potentially open both along strike and down dip. The Company completed a program of core drilling seeking the extension of mineralization down dip and along strike, and confirming continuity for the first 150m from the northern limit of the pit, with the mineralization open in the northwest direction towards La Severiana. Structurally, all of the metamorphic and igneous interpretation is based on the High Resolution Air Magnetics which indicate a regional lineament varying in direction from 60° to 30° to the west. The gold deposits are located in the southern portion on each side of this main lineament, and are related to the extension faulting of the system west-northwest and west-east. Other grassroots gold targets are located along this lineament, related to quartz veins with gold mineralization emplaced along the shear zones of the system to the west-northwest and west-east.

Exploration

From July, 2011 to June, 2013, 1,464 reverse circulation (“RC”) and core holes were drilled for a total of 327,853m. These holes were drilled to cover several objectives; most of the RC drilling and the entire core drilling were undertaken in and around the Mine and La Chicharra. The RC drilling included 13,219m in 62 holes of condemnation drilling and 3,842m in 20 holes for water monitoring. A further 8 RC holes totaling 107m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the Mine and La Chicharra comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the Mine and La Chicharra has been completed, except for defining the extent of the mineralization to the southeast of the Mine which remains open along strike and at depth.

The Company has completed its currently planned exploration drilling programs. Additional infill drilling is necessary to confirm the extension in the updip direction from the newly discovered mineral zones identified at the northern extremity of the Mine. The Company has begun to explore the other mineralized areas located on the Gold Property and has concentrated its most recent exploration activities on the El Durazno and Vetatierra projects located 12km and 8km north of the Gold Property, respectively.

In addition, the Company has collected 1,611 soil samples from the Durazno project; samples were collected on 100m spaced stations on lines spaced 100m apart. The samples consisted of between 0.5kg and 1.0kg of -12 mesh soil, taken from the near-surface B horizon (0cm to 30cm) from each sample site.

The soil samples were submitted to ACME Analytical Laboratories Ltd. (“ACME Analytical”), where they were sieved 100g to -80 mesh and analyzed 30g for 53 elements by aqua regia digestion ultra-trace elements inductively coupled plasma mass spectrometry. ACME Analytical is an independent analytical laboratory.

The soil sampling north of the main El Durazno area was intended to cover the area in which the Cretaceous sediments outcrop. Three gold anomalies covering the Cretaceous sediments were identified that are characterized by gold values up to 20 parts per billion (“ppb”). The first two anomalies are located as follows: approximately 1.5km north of the main area, an east-west trending gold anomaly was identified that covers an area 1.2km in length by 500m in width, and 2.8km north-northwest of the main area there is a 1.4km long by 500m wide area with anomalous gold values that appears to trend east-northeast. Dimensionally smaller than the first two anomalies described, a third gold anomaly is located east of the main area that covers an area of 600m in length by 500m in width.

In late 2012, the Company also initiated a rock sampling program, beginning with the El Durazno main area. The rock sampling was conducted over those areas where the quartz veining was mapped around the intrusive and also over the sediments, but focused in the early stages on the El Durazno main area and the El Pinto area. Subsequently, samples were also collected in the Durazno Sur and El Pedregoso areas, in the central part of the intrusive known as El Tungsteno, and from several outlying areas between those prospects, as well as several small isolated areas.

The total number of rock samples collected through from late 2012 through the first quarter of 2013 is 930. In late 2012, the initial focus of the rock sampling was at the area of El Durazno and within the intrusive. Subsequently, a first pass prospecting sampling was done over the Cretaceous sediments north of El Durazno main area. The intention of the sampling was to define the surface mineralized zones delimited by the old artisanal diggings. The rock chip sampling covers an area of approximately 5km in length by 4km in width in either the intrusive or sediments.

From the total number of samples collected, 283 samples yield values up to 0.1 g/t of gold, 44 samples yield values up to 1 g/t of gold and the highest gold value in a sample at El Durazno returned 22.614 g/t Au, 511.9 g/t Ag, 0.86% Pb, 0.03% Mo and 221 ppm Te. Rock samples were submitted to Inspectorate Laboratory (“Inspectorate”) and analyzed for gold by fire assay and atomic absorption finish plus 29 elements by four acid digestion with ICP-AES finish. Mercury was analyzed by cold vapour and atomic absorption finish, and tellurium by ultra-trace analysis via aqua regia digest and atomic absorption finish. Inspectorate is an independent laboratory.

Mineralization

At the San Francisco Gold Property, gold occurs principally as free gold and as electrum occasionally. Gold is found, in decreasing abundance, with goethite after pyrite, with pyrite and, to a much lesser extent, with quartz, galena and petzite (Ag3AuTe2). Although it is clear that the gold was deposited at the same time as the sulphides, the paragenetic relationships are not well understood. There is the possibility that some secondary remobilization may have occurred as evidenced by minor amounts of gold occurring in irregular forms along with or on top of drusy quartz.

The gold occurs in a granitic gneiss and the presence of pyrite (or goethite after pyrite) may be an indication of gold. Stockwork quartz veinlets, some with tourmaline, also exist in the mineralized zone. However, the presence of quartz, even with tourmaline, is not necessarily an indication of the presence of gold. Quartz veinlets with tourmaline, but without gold mineralization, were found hundreds of metres away from the San Francisco deposit. The relationship between the quartz and tourmaline at the Project is not well understood, though at least one event is closely related to the gold mineralization.

Other metallic minerals associated with the deposit include trace to small amounts of chalcopyrite, galena, sphalerite, covelite, bornite, argentite-acanthite and pyrrhotite. Trace amounts of molybdenite and wulfenite have also been reported. Metal mineralization is low, with copper reaching into the hundreds of ppm, arsenic reaching about 100ppm, and antimony rarely over 10ppm. Petzite was recognized but tellurium values rarely reached 10ppm. The mineral relationships, the possibility of associated tourmaline, and the style of mineralization suggest that the San Francisco deposit might be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60Ú west to 65Ú west, dip to the northeast, range in thickness from 4m to 50m, extend over 1,500m along strike and are open ended. The San Francisco deposits consisted of the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The El Manto deposit (north pit), to the north of the San Francisco (main pit), is tabular, strikes 65Ú west, dips relatively shallowly to the northeast, and ranges in thickness from 5m to 35m. The En Medio (in the main pit north of San Francisco) strikes 60Ú west, dips to the northeast and varies in thickness from 4m to 20m. The El Polvorin (west pit) is a northwest extension of the San Francisco mineralization which strikes 65Ú west, dips moderately to the northeast and ranges in thickness from 4m to 20m.

Alteration related to the mineralization consists of negligible to locally intense sericitization, course-grained pyritization and rare local silicification. This alteration forms a halo extending a few metres from the mineral deposits, but may also be absent. Supergene alteration consisting of oxidation of pyrite to goethite is common. Additionally, there is supergene alteration of feldspar to kaolin and sericite.

Analysis by Geomaque of 110 samples in seven mineralized zones showed a silver/gold ratio of less than 1 to 10, with very low values of zinc, copper, molybdenum, bismuth, antimony and mercury. Lead is occasionally high, but not above 1% while gold shows a good correlation locally with arsenic and lead.

Drilling

The three types of drilling used for exploration at the Gold Property are: percussion rotary air blast (“RAB”) drilling, RC drilling and diamond core drilling.

From July, 2011 to June, 2013, 1,464 RC and core holes were drilled for a total of 327,853m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were undertaken in and around the Mine and La Chicharra. The RC drilling included 13,219m in 62 holes of condemnation drilling and 3,842m in 20 holes for water monitoring. A further 8 RC holes totaling 107m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the Mine and La Chicharra comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the Mine and La Chicharra has been completed, except for the defining the extent of the mineralization to the southeast of the Mine which remains open along strike and at depth.

Between July, 2011 and the end of June, 2013, the exploration drilling was supported by a variable number of rigs that, in some months, totaled ten rigs, including both core and reverse circulation. The core drilling was focused on conducting the deep exploration holes starting north of the San Francisco pit and explored the down dip projection of the known mineralization in the existing block model. The drill results from the deep holes returned mineral intersections which were delineated and interpreted as new mineral lenses or horizons, located along the northern edges and underneath the Mine, as well as below the currently interpreted final pit limit. The interpreted up-dip projection of these mineral intersections defined a new exploration target that added resources close to the existing designed pit bottom. A reverse circulation drill program to confirm and upgrade the resources was proposed but, given the intense mining activity both within and around the Mine, it was not possible to conduct this program until the first half of 2013. Core drilling continued from the immediate eastern and northern areas of the existing pit limit, with the objective of confirming continuity along strike and down and up dip of the known 2011 mineral intersections, and of exploring at depth for high grade gold structures related to potential feeder zones for the main mineralization system. The deepest holes were TFD-106 and TFD-107 with a length of 1,004m and 1,049m, respectively.

Drill hole TFD-106 was drilled east of the San Francisco pit (section 140W) to explore the mineralized N30°W structural trend, which has been considered part of the main gold mineral feeder system. The assay results for this hole did not extend the pit limits, at least as far as the upper portion of the hole from surface to 500m are concerned. However, at a depth of 960m, the hole intersected one 3.0m of core length interval grading 4.280 g/t gold which confirmed the presence of high grade narrow structures at depth. The lithology which hosts the mineralization corresponds to augen gneiss of mafic composition that included intervals of brecciated pegmatite which appear to be associated with the origin of the gold mineralization.

The second hole which was drilled to test the mineralization at depth was TFD-107. The collar point of this hole was section 740W at 1250N, with an azimuth of 240° and -70° dip. The assay results from the deep holes, along with those conducted in the first quarter of 2011 and the addition of the existing resource in levels where the Mine is now in operation, are important to confirm the continuity of the mineral intersections and are a good indicator that the mineralization could continue below the final pit design limit. The extension of the mineralization at depth opens up the potential for mining to continue underground, once the mineralization accessible by open pit is depleted.

It is significant that the deep mineralization indicated by the core drilling results is hosted by quartz veins, veinlets, stockworks or lenses, and quartz breccias, contained in dark rocks, which are gabbro and mafic gneiss, with some minor felsic gneiss and sporadically thin horizons of granite. It should be noted that, while the drilling is getting deeper, intersections reveal that the mineralization is restricted to local structures, veins or lenses, probably small bodies of pegmatite, both hosted in gabbro or in mafic gneiss which, in theory, should indicate a brittle environment for formation of the deposit. However, the sequence appears to work more as a ductile environment that offers no structural preparation in order to be mineralized.

A second series of core holes explored the immediate area east of the San Francisco pit, along and across the El Llano creek, to follow up mineral intersection from previous drilling. This drilling remained incomplete in the past, due to the difficulty in using reverse circulation for drilling. Also, this exploration drilling was extended outside the perimeter of the Company’s surface rights that comprise the Mine site, towards the railroad line which has been defined as the provisional eastern limit of the pit. Farther to the east, on the land between the railroad line and the highway, four core holes were drilled to explore the extension to the east of the magnetic trend related to the gold mineralization in the San Francisco pit. This limited program was successful in that it confirmed the presence of gold mineralization, but additional drilling is required to improve the interpretation of the geological data from the four holes and to confirm the continuity of the mineral intersections obtained from this program.

In addition, some core holes were drilled to the west between the Mine and La Chicharra to explore the area known as Casa de Piedra. All the geological, engineering, drilling, planning and supervision components of the exploration drilling program were overseen by the Company’s staff, principally geologists Miguel Angel Soto, VP of Exploration of the Company and Daniel Maya, lead geologist on the Gold Property.

From July, 2011 to June, 2013 a total of 155,074m of RC and core drilling distributed in 698 holes was conducted around the perimeter and inside the San Francisco pit. Included in this total were 20 RC holes which were drilled and equipped with piezometric devices for monitoring the groundwater in the vicinity of the San Francisco pit.

The infill and exploration holes in and around the San Francisco pit totaled 141,073m of RC drilling in 650 holes and 10,052m in 20 core holes. The drilling was distributed along the mineralized trend of the San Francisco deposit to the north and to the south, looking for extensions to the known mineralization as well as parallel mineral bodies above and beneath the main zone from Sections 500 E to 1500 W. The holes were designed based on the previous drilling which indicated the potential for the existence of a repetitive series of mineral zones arranged parallel with the main deposit, both along strike and in the up and down dip directions.

The drilling is distributed in the north, east and the middle (within the pit) of the San Francisco pit. In the north, the objective was to confirm and explore the mineralized zones along strike and in the down dip projection indicated by previous drilling underneath the dumps where the primary crusher is situated. In the east, the drilling focused on the area between two smaller shallow pits, to identify the continuity of the mineralization along strike as well as its down-dip projection. Within the current pit, the drill holes were situated on the south and north slopes (benches) and the floor of the pit, with the main objective of infilling and exploring the inferred resource underneath and outside the existing reserve base. In the southern portion of the pit, the drilling focused on defining the maximum extension of the mineralized zones in this direction, especially in the area of El Pastel, where previously a number of isolated holes confirmed the presence of mineralization. Some infill drilling in the La Oreja area was conducted during this portion of the exploration program.

Section 220W

Five holes were drilled toward the west along section 220W. These holes were TF-2057, TF-3299, TF-3503, TF-3241, TF-3445, TF-3083 and TF-3447. The first three holes were drilled to test the mineralization indicated by a series of old holes drilled by previous operators, which were situated in the southern portion of the existing pit. These old holes indicated a number of mineralized zones that had not been explored along their down dip projection, since the previous drilling campaigns by all companies had explored only the upper portions of the mineralized zones in the first 150m to 200m below surface.

The results from the drill holes conducted by the Company on both this section and the neighbouring section allowed an extension of the downward limits of the optimized pit resources in the central portion of the San Francisco mineralization trend, from the 650m to the 550m elevation, almost 100m below the pit resource design conducted in 2011.

Section 320W

Along Section 320W, six infill holes were drilled between the existing widely spaced drilling that outlined an inferred resource in the original block model. The holes were TF-3205, TF-3253, TF-3132, TF-3133, TF-3502A, TF-3153 and TF-3098. A further four holes were drilled to the north to explore the down-dip projection and to identify any parallel mineral intervals in the hanging wall of the known mineralization. The four holes were TF-3153, TF-3100 and TF-3152.

Section 420W

Several holes were drilled on Section 420W, with the most relevant being TF-3252, TF-3147, TF-3219, TF-3094, TFD-145 and TF-3411. The assay results from the first three holes resulted in a deepening of the central portion of the original pit design by approximately 80m. The exploration holes at the northern portion of the section focused on exploring the northern strike projection of the gold mineralization in the wall of the final pit design. Two holes were drilled; TF-3094 and TF-3411. Hole TF-3094 returned a mineralized intersection from 9.14m to 33.53m, or 24.38m, grading 0.189 g/t gold which was hosted in a conglomerate/breccia. Hole TF-3411 did not intersect any significant mineral intersections. TFD-145, was drilled from the local coordinate 1350N to drill in the adjacent section 400W. The hole was drilled to explore for high grade mineralization underneath of the final pit floor design and looking for mineralized feeder zones. The hole was drilled to a total length of 788m and it confirmed the presence of mineralization up to a vertical depth of more than 500m. The mineral intersections in this hole are in the same range as those in the pit, with the mineralized zones varying in width from 1.5m to 30m. The results from drilling on Section 320W expanded the pit limits and increased the reserve base.

Section 480W

From July, 2011 to June, 2013, a total of seventeen drill holes were drilled along Section 480W with most of them concentrated on the southern portion of the existing San Francisco pit. These holes were drilled to determine the down-dip projection of mineral intersections located in shallow drill holes conducted by previous operators. The assay results obtained from the drilling program indicate that the projections of the new mineralized zones would significantly expand the original pit design limits to the south and at depth. The holes drilled along cross-section 480W from the south to the north sides of the pit are TF-2042, TF-1463, TF-1470, TF-1312, TF-1478, TF-1343, TF-1402, TF-3104, TF-1461, TF-1456, TF-1413, TF-3201, TF-3563, TF-3239, TF-3166, TFD-146 and TF-3406.

The deeper results from these holes are significant as they indicate the presence of high gold values associated with veins or lenses which, when properly interpreted, could assist the Company in designing a very focused future drill program directed towards the discovery of the mineralization feeder system. It has been observed that there is better continuity of the high gold grade values, although narrow, at depth. Due to the isolated nature of the core holes, underground mining has not been considered at the Gold Property. Geological information at depth is needed to demonstrate the continuity along strike and along dip of the mineral zones with high gold values. The deep exploration of the San Francisco-La Chicharra mineral system is still in its early stages.

Section 820W

Several holes were drilled along Section 820W, during the last two years in order to gain clarity regarding the mineralization contained within the block model and to carry out exploration within the immediate portion below the floor of the original pit design. The following holes were drilled from south to north: TF-3149, TF-1354, TF-1356, TF-3012, TF-1391, TF-1392, TF-3109, TF-3102, TF-35123, TF-1432, TF-1411, TF-3568 and TF-3420. In general, the results of the drilling here were positive with a number of the holes confirming the mineralized zone intersected by previous drilling and allowing for or extending the limits of the original pit design.

Section 1020W

From south to north, the first holes TF-2007, TF-2022 and TF-2008 on Section 1020W were part of a series of drill holes focused on exploring the area called Cerro El Pastel, located to the south of the current view point for the San Francisco pit operations. While gold values were intersected, these are restricted to narrow intervals either without continuity or with very short continuity both down dip and along strike.

Section 1240W

The drilling on Section 1240W only produced some small changes to the original pit limits, mostly in the southern wall of the San Francisco pit. Drill hole TF-3570 was collared at the southern wall at coordinate 600N at an elevation of 654m. The hole is relatively shallow, drilled to a depth of 153.92m at an azimuth of 195° and an angle of 70°. The assay results indicated several significant mineral intersections, starting on surface with 4.57m grading 0.480 g/t gold, with the other significant intersections down the hole being 13.72m grading 0.708 g/t gold starting at 27.43m, an interval of 3.05m grading 3.615 g/t gold, then 6.10m grading 0.677 g/t gold, 1.52m grading 0.882 g/t gold and 6.10 m grading 0.646 g/t gold near the end of the hole.

Infill and Exploration Drilling in and around the La Chicharra Pit

From July, 2011 to June, 2013, 640 holes totaling 141,314m, including core and reverse circulation, were drilled in the La Chicharra pit and in the area surrounding the La Chicharra pit. The objectives were to conduct an infill drill program to upgrade the inferred mineral resource in the original block model to measured or indicated resources, and to potentially add to the mineral resources.

Exploration for new mineralized intervals was carried out to the north and south of the existing deposit. To the south, in the footwall of the La Chicharra deposit, drilling was conducted from the floor of the current pit and along the strike direction of the floor. To the north, infill drilling was conducted immediately adjacent to the pit, looking for parallel mineralized zones in the hanging wall of the La Chicharra mineral deposit, with drilling also conducted along the general strike of the deposit in the north. In the case of the northern drilling, previous exploration had resulted in an expansion of the existing mineral resource by defining a main mineralized zone which varies in width from a few metres to over 100m projecting in the down dip direction for a distance of more than 300m and remaining open at depth.

The La Chicharra drill campaign for 2011 and a portion of 2012 focused on the area to the north of the existing pit and within the pit. This campaign was generally infill drilling to upgrade the existing inferred resource to indicated or measured resources. Based upon this program and the analysis of previous drilling campaign results, the drilling was extended, to the east-southeast and to the west-northwest. In the east-southeast direction, the mineralized zone is spotty and is restricted to narrow intervals with erratic gold values. More work will be required in this area.

Section 2540W

A total of 22 holes were drilled from south to north along Section 2450W. The first two holes were TF-1666 and TF-1657, both of which were drilled from the floor of the pit on local coordinate 165N. Neither hole intersected mineral intervals. That does not mean that the mineralization is absent, but that it is not located within 100m of the footwall of the known mineralization. The most significant intersection from these holes was 1.52m grading 0.452 g/t gold. The next holes (TF-1670, TF-1590, TF-1673, TF-1586 and TF-1592) were primarily infill holes both down and up dip and along strike, to confirm the interpretation derived from the wider spaced drilling. The results from the drilling were significant enough to warrant a push back of the pit walls to the north and south, and a deepening of the pit in the updated design.

Section 2660W

The drilling on Section 2660W was primarily infill holes in the immediate area to the north of the La Chicharra pit, coupled with exploration holes to determine the down dip extension of the main mineralized zone, as well as exploring for additional resources in parallel mineralized zones, both in the hanging wall and footwall of the main mineralized zone. The drilling results for this section were positive for the drilling that was conducted near the pit. Drilling further to the north resulted in a number of smaller mineralized zones with spottier continuity.

Section 2780W

The drilling along Section 2780W was a combination of infill and exploration drilling with an objective of validating mineralized intervals encountered by the existing shallow drilling conducted by previous operators, upgrading the inferred resource estimate based on widely spaced drilling by the Company and exploring the area beneath the main mineralized zone of the La Chicharra deposit.

In general, all of the drill holes encountered mineralized intervals, with the exception of holes TF-2695, TF-2900 and TF-1996. The drilling closer to the existing pit has demonstrated the down dip continuity of the mineralized zone exposed in the pit and has allowed the Company to widen and deepen its original plans for the La Chicharra pit.

Section 2940W

A total of seven holes were drilled on Section 2940W, which crosses the northwest limit of the 2011 pit design. These holes added further information to the previous model, which was based on three holes that had been drilled to the south of the west-northwest projection of the mineralized zone in the La Chicharra pit. The results of the new holes indicated that there was continuity to the mineralization in this direction and that additional mineralization was located in the footwall or at depth. The continuity down dip extends to at least 100m and the results of all holes on this section, combined with those drilled on the adjacent sections on either side, was enough to allow for the possible deepening and push-back of the original walls of the La Chicharra pit by 90m in depth and nearly 100m on surface.

Section 3080W

A total of seven holes were drilled on Section 3080W to follow-up on the results from the holes drilled during the first part of 2011 and a few shallow holes drilled by previous operators. The Company used these holes to explore the continuity of the mineralized zone, detected close to the surface, in its projected down and up-dip directions. The principal drill holes that were important for extending the existing pit in the west-north-west direction were the shorter holes, such as TF-1763 which demonstrated the continuity of grade and mineralization. The demonstrated continuity of the mineralization in the west-northwest direction will allow for a push-back of the pit limits and it also has confirmed the extension in direction to the west-northwest.

Section 3300W

Section 3300W is 400m to the west of the existing pit limits and the majority of the holes on this section were drilled during the period covered by the Technical Report. The holes were drilled to follow up the projected strike direction of the mineralization to the west of the La Chicharra pit and to explore both the footwall and hanging wall of the mineralization. The holes confirmed the extension of the mineralization to the west-northwest, both near surface and in its projected down dip direction for 300m. The grades intersected by the drilling will merit an updated pit design which allows for potential exploitation of the resources approximately 160m in the down-dip direction, over a width of 70m to 80m. This implies that the pit floor will be approximately 100m deeper than it is currently, and also includes a small pit at the southern extremity. The holes drilled south of local coordinate 200N did not return any significant mineral intersections.

Sampling and Analyses

During the July, 2011 to June, 2013, drilling program, the Company continued to use the sampling procedures instituted for the previous RC and diamond drilling campaigns.

From the RC drilling, a portion of the material generated for each sample interval was retained in a plastic specimen tray created specifically for the reverse circulation program. The samples in specimen trays constitute the primary reference for the hole in much the same way as the core does for diamond drilling. The specimen tray was marked with the drill hole number and each compartment within the tray was marked with both the interval and number for the respective sequential sample it contained. Empty compartments were left for the locations where the blank and standard samples were inserted into the sequential sample stream and two compartments were identified for duplicate samples.

Due to the nature of RC drilling, only rock chip fragments are produced, and these range from a very fine grained powder up to coarse chips 2cm in size. Since the stratigraphic contact between the different rock units cannot be identified exactly, the holes were sampled on equal 1.5m intervals from the collar to the toe of the hole. The sample interval was chosen because it represented two samples per drill rod (3m). In general, this is considered to be the standard sampling length within the industry. Samples were taken in the overlying alluvium as well as within the underlying rock units. The alluvium samples were subject to random assaying, whereas every sample originating from the underlying rock units was assayed. The recovery of the material during the drilling program was excellent, in the order of 90% to 95%, in both near surface sulphide-oxide and lower sulphide zones.

A common feature in the sampling process for RC drilling is that a unique sample tag is inserted into the sample bag with each sample, and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential numbering system prior to shipment of the samples to the preparation facility. Sample preparation and assaying were performed at the Mine. Approximately 15% of the samples assayed in the laboratory at the Mine were checked at an external laboratory. The principal external laboratory has been the IPL Inspectorate laboratory in Vancouver, B.C. Samples identified as field duplicate samples during the RC drilling were split into two separate sequentially numbered samples during the sampling process at the drill.

The RC drill sampling was conducted by a team of two or three geological assistants, under the close supervision of the Company’s staff geologists in charge of the on-site program. The staff geologists were responsible for the integrity of the samples from the time they were taken until they were delivered to the preparation facilities at the Mine.

The RC cuttings collected at the drill site were discharged from the drill hole through a hose, into a cyclone where they were collected in a plastic pail. Sampling of the material generated during the RC drilling was conducted at the drill rig using a stainless steel riffle splitter if the material was dry and a rotary splitter situated below the cyclone if the material was wet. The cyclone and splitters were cleaned between samples and, in the case of wet samples, the cyclone and splitters were blown out using compressed air and also washed out between each sample using clean water. Using a 12.5cm drill bit and a sample length of 1.5m, it is estimated that the original sample weighed 48.3kg, prior to making allowance for recovery. It is estimated that the average recovery was between 90% and 95%, which would indicate that the mass of the recovered sample varied between 42kg and 45kg.

All samples from the RC drilling were prepared at the drill site by the Company’s staff geologists and their assistants. Each time that a hole was completed, a truck was dispatched from the drill site to the preparation facilities of the Company’s assaying laboratory, which currently supports the mining and processing operations of the Mine and the exploration in the area surrounding the pit. For check assays and their preparation, a truck was periodically dispatched to deliver samples to the Hermosillo assay preparation facility of IPL Laboratories and, from January, 2010, to IPL Inspectorate. Sample bags containing the blank and standard samples were added into the sequential numbering system prior to shipment of samples to the preparation facilities, both at the Mine and in Hermosillo. Samples selected as duplicates were split into two separate sequentially numbered samples during the sampling process at the drill.

For core drilling, control starts after a run has been completed and the rods are pulled out of the hole. Once the core is removed, it is placed in core boxes; the length stored in each box depends of the diameter of the core, 2.40m for HQ diameter and 3.0m for NQ. This step in the procedure is completed by the contractor’s personnel, under the supervision of a Company geologist. The Company and the drill contractors follow generally accepted industry procedures for core placement in the core boxes.

Small wooden tags mark the distance drilled in metres at the end of each run, the depth from and to, and the length drilled and length recovered. The drill rods used by the contractors involved in the core drilling are measured in Imperial units, while the tags placed in the boxes are measured in metric units. The hole number and progressive box number are marked on each filled box by the drill helper and checked by the geologist. Once the core box is filled at the drill site the box is covered with a lid to protect the core and the box is sent to the core logging facility for further processing.

For diamond drilling where core is produced, the exact stratigraphic contact between the various different rock units can be identified and these contacts are used as the primary basis for separation of the sample intervals. The maximum sample length within the stratigraphic unit was restricted to approximately 1.0m or 2.0m, with no minimum restriction. The maximum sample lengths are in accordance with accepted industry practice. In addition to the stratigraphic restrictions that limit the length of the core interval, the size of the sample may be restricted because of the content or type of mineralization encountered within the drill hole. In general, core recovery for the diamond drill holes at the Gold Property was better that 98% and no core loss due to poor drilling methods or procedures was experienced.

A unique sample tag is inserted into the sample bag with each sample and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential sample numbering system prior to be being shipped to the assay preparation facilities of IPL Inspectorate or ALS-Chemex. Both of these preparation facilities are located in Hermosillo, although ALS-Chemex has sent samples to its facilities in Chihuahua and Zacatecas for preparation, if there is a large backlog of samples waiting to be prepared. During the sampling process, some samples are identified as field duplicate samples and these are also inserted into the sample stream.

Geologic descriptions of the core samples, including nature of the sample, length of sample, lithology, alteration and mineralization, were captured on drill log forms. Samples were sealed in cloth bags with drawstring closures with the sample identification tags placed with each sample in the bag. A matching tag was retained in a sample book. Samples are stored on site in a locked warehouse at the exploration camp.

A truck goes to each drill site to collect the core boxes at regular intervals during the day. The boxes were loaded into the truck and placed in a criss-cross pattern and then secured to the truck by ropes to prevent movement on the short drive back to the on-site core logging facilities.

Once the core boxes arrive at the logging facility, they are laid out in order, the lids are removed and the core is washed to remove any grease and dirt which may have entered the boxes. The depth markers are checked by the geologist and the depth “from” and “to” for each box is noted on both the top and the bottom covers of each core box. The geologist logging the core begins by examining the core to ensure it is intact. During the core logging process, the geologist defines the sample contacts and designates the axis along which to cut the core. Special attention is paid to the mineralized zones to ensure that the sample splits are representative. The sample limits are marked on the core as well as on the side of the core box, and the sample numbers are marked on the core box next to the sample limits. Afterwards, the sample limits are input into an Excel spreadsheet, which records the sample number and intervals.

Once the core has been logged and the samples marked, the core boxes are brought to the area where an electric diamond saw is set up to cut the samples. At the sampling area, two core splitters and their helpers process the samples by using the diamond saw to cut the core in half. Once the core is sawn in half, one half of the core is placed into a plastic sample bag and the other half is returned to the core box. The geologist or an assistant has previously marked the sample bags with the sample number and inserted the individual numbered sample tag into the plastic bag. A geologist supervises the core sawing to ensure that the quality of the sampling remains high and that no mistakes are introduced into the system due to sloppy practices. The boxes containing the remaining half core are stacked, with lower numbers at the bottom and the higher numbers at the top, and stored on site in a secure core storage facility.

General Quality Control/Quality Assurance (QA/QC) Procedures

As part of the Company’s general quality control/quality assurance procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample are inserted randomly into the sample sequence. The insertion rate for the blanks, standards and duplicate samples is approximately one in every 25 samples.

During the second semester of 2011, blank samples were used that had been prepared from a tonalite dike that outcrops on the southwestern extension of the San Francisco pit. The rock unit is younger than both the host rock of the gold mineralization and the mineralizing events in the region, at least as far as is known. A geologist currently working with the Company, and previously for both Geomaque and Fresnillo, considered the material in the dike to be barren and this was verified during the 2005 to 2010 drill programs. However, during the 2011 to 2013 program, anomalous gold values, including some of economic interest, started to appear in this material and a detailed mapping program resulted in the discovery of xenoliths of mineralized rock within the dike. As a result, the Company made the immediate decision to use material from another source, which was selected based upon a regional geological reconnaissance. The regional reconnaissance resulted in the identification of a basalt-andesite in several areas within a 40 km perimeter around the Mine. Due to the accessibility of the Norma Project area to the northwest of the mine, a series of outcrops were chosen at the southern end of the Norma concession, from which several samples were taken and assayed by the Mine laboratory. The results of the assaying revealed gold values either below the detection limits or no gold.

While the Company was waiting for a new blank sample to be generated from its own material, it used blanks purchased from Proveedora de Laboratorios, SA de CV, based in Hermosillo. The Company purchased two types of blanks, a fine and coarse grain blank, with the first one used to check the assaying of the primary laboratory and the second to check the sample preparation in the Company’s on-site facilities.

Certified standard reference materials were submitted with each sample shipment during the course of the drill programs. Standard pulps, consisting of 70g to 100g of material, were randomly inserted into each batch of 25 samples. The 27 standards include low, medium and high gold grades, in relation to the average grade of the known deposits in the area.

For the RC drilling, the samples which were identified for duplication (field duplicates) were processed and split in the same way as the regular samples taken on either side of them. In the case of dry samples, the final 21kg to 23kg sample was subjected to a further split in the field, yielding two 10.5kg to 11.5kg samples. Wet samples were dried and then passed through the riffle splitter to obtain a second (duplicate) sample of approximately the same mass as the original. The duplicate samples were given sequential numbers and submitted as two separate samples for the purpose of assaying.

Samples from the Mine are picked up periodically by Inspectorate de Mexico, SA de CV. (“Inspectorate”), a subsidiary of Inspectorate America Corp. These sample pickup trips are performed by Inspectorate’s wholly owned trucks, driven by full time Inspectorate employees. Samples are picked up at the Mine. The Company delivers the samples to Inspectorate personnel in rice sacks marked with the numbers corresponding to the samples in each sack. The samples inside the rice sack are contained in plastic bags marked with the sample number and including a numbered sample tag.

The Company provides proper documentation to Inspectorate’s personnel regarding the samples being picked up, including a list of the samples delivered, the type of samples, the type of analysis requested and the elements for which assays are to be reported.

Samples are driven to Inspectorate’s sample preparation facilities in Hermosillo, Sonora, where they are subjected to the sample preparation process prior to shipment of a representative sub-sample to the analytical laboratories located in Richmond, B.C., Canada or Sparks, Nevada, USA.

Once the samples are received at Inspectorate’s sample preparation facilities, they are sorted in alpha-numerical or numerical order in the sample layout area. A registration form is completed providing details of the samples received. When all the samples have been sorted and no extra, missing or duplicate samples are found, the sample registration is accepted by the supervisor and is taken to the administration office where the sample data are entered into the Laboratory Information Management System.

Once the samples have been registered, each sample is taken out of its plastic bag and placed in a stainless steel drying pan which is then positioned in the wheeled drying racks. The drying racks are placed inside a high capacity drying oven where the samples are fully dried at 100°C. The samples are never dried for more than 5 to 6 hours.

Once the samples are fully dried, the wheeled racks are taken to the crushing area where the entire sample is crushed by a TM Engineering Terminator Jaw Crusher to 70% minus 10 mesh (2mm). A quality control check test is performed to ensure that the crushed sample meets the specified size criteria. The test is performed on the first sample crushed at the beginning of a shift and then once in every 40 samples thereafter. Once a sample has been crushed, it is split using a Jones riffle splitter until a 250g representative sub-sample is obtained.

The entire 250 sub-sample is pulverized by using a Bico VP-1989 VP Pulverizer or LM2 Labtechnics Pulverizer, to 85% passing minus 200 mesh (75 microns). A quality control check test is performed to ensure that the pulverized samples meet the specified size criteria. This test is performed at the same frequency as the crushed sample sizing test. The pulverized material is split to obtain a 100g representative sample, which is sent to Inspectorate’s analytical laboratory in Richmond, B.C. or Sparks, Nevada, where it is analyzed. The other 150g split is saved in the warehouse for future checks or returned to the Mine. Samples from the Gold Property are assayed for gold by fire assay, with atomic absorption finish, on a one assay-tonne sample. The lower and upper detection limits for this method are 5 and 10,000 ppb. Inspectorate’s Metals and Minerals Inspection and Laboratory Testing Services are certified by BSI Inc. annually, in compliance with the ISO 9001:2008 Guidelines for Quality Management. Inspectorate’s internal quality assurance/quality control program is considered to meet normal industry standards for analytical laboratories.

Security of Samples

In March, 2013, the Company started to use the specialized software called Geobank by Micromine, to improve its data collection procedures. Geobank is geological data management software which offers a significant improvement in data handling allowing flexibility, scalability and centralization among other benefits, for the purpose of developing a better database.

In July, 2013, Micon undertook a data verification of the entire Mine database, with the primary focus on the drill collar, survey and assays portions of the database. Cross checks were conducted randomly with the existing sample numbers and no problems were found. The review of the collar and survey tables indicated that there were no issues with these portions of the database.

During a visit to Toronto by the Company’s personnel between July 15 and 18, 2013, Micon conducted an audit of the preliminary resource estimation data and procedures being used by the Company. Micon assisted the Company with the variographic analysis performed on the geological domains and helped to select estimation parameters based on the results. The Company and Micon also tested other parameters, and comparisons were conducted.

After the Company and Micon finalized the parameters to be used for resource estimation, the results were inspected graphically for consistency throughout the deposit, ensuring that the grade distribution of the composites was properly reflected in the interpolated blocks. Micon suggested changes to the categorization of the mineral resource and the final measured, indicated and inferred blocks were approved by Micon.

The Gold Property’s database was found to be of sufficient quality and free of errors to be used as the basis of the updated resource and reserve estimates. The database has a vast amount of robust data which provide confidence in the resource and reserve estimates. Micon has concluded based that the revised block models for the Mine and La Chicharra are also acceptable to be used as the basis for the resource and reserve estimation.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The mineral resource estimate for the Gold Property is presented in the following table and includes the mineral reserve estimate described subsequently.

Mineral Resource Estimate for the Gold Property (Inclusive of Mineral Reserves)
(Cut-off Grade of 0.128 g/t Gold and a US$1,250 Gold Price)

Pit Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine	0.17	Measured	50,351	0.60	968,000
		Indicated	26,093	0.59	496,000
		Total Measured & Indicated	76,444	0.60	1,464,000
		Inferred*	95,830	0.46	1,431,000
La Chicharra Deposit	0.15	Measured	13,427	0.51	221,000
		Indicated	11,847	0.48	183,000
		Total Measured & Indicated	25,274	0.50	404,000
		Inferred*	26,347	0.41	351,000
Total Resources		Measured	63,778	0.58	1,189,000
		Indicated	37,940	0.56	679,000
		Total Measured & Indicated	101,718	0.57	1,868,000
		Total Inferred*	122,177	0.45	1,782,000

*Inferred resources in this table include material outside of the pit limits.

Micon recommended that the Company use the October 1, 2013 mineral resource estimate contained in the above table as the stated mineral resource estimate for the San Francisco Property as this estimate recognizes the use of a 0.17 g/t and 0.15 g/t gold cut-off for the San Francisco pit and the La Chicharra pit, respectively, as the grade at which the mineralization would meet the parameters for potential economic extraction.

The resource estimate for the Gold Property is based on a pit shell designed at a gold price of US$1,250 per ounce and additional cost and recovery parameters developed by the Company and reviewed and approved by Micon. The resource estimate within the pit shell includes all material in the measured, indicated and inferred categories.

The resource block model is based on 5m by 5m by 6m high blocks. The coordinate limits of the 2011 resource model were retained for this current work. The topography was updated to reflect the surface at the end of September, 2013. The undisturbed pre-mining topographic surfaces are also available in the model.

The parameters used in the pit optimization for the estimation of the resources are summarized in the following table.

Pit Optimization Parameters for the 2013 Resource Estimate for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	1.80
	Ore mining cost	USD/t	1.80
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.40
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	60.50
	Gneiss felsic (4)	2.75	67.80
	Granite (5)	2.76	85.70
	Schist (6)	2.75	71.70
	Lamprophrite dike (8)	2.76	60.50
	Pegmatite (10)	2.85	71.70
	Gabbro (11)	2.81	57.80
	Conglomerate (12)	2.00	71.70
	General Recovery		68.00
La Chicharra Project	Costs
	Waste mining cost	USD/t	1.40
	Ore mining cost	USD/t	1.40
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.00
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	70.00
	General Recovery		70.00

The database for the Mine and La Chicharra consists of 3,907 drill holes with 380,031 intervals, amounting to 592,435m of drilling. A total of 126 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 1,350 new holes drilled from 2011 to 2013, and 303,203m of drilling. Approximately 13% of the sampling intervals are greater than or equal to 2m length, about 84% of the intervals are between 1.5m and 2.0 m in length, and about 3% are less than 1.5m in length. In the case of duplicate samples, the original sample was used in the database.

The assay database was composited to 3m regular down-hole lengths, which is half the block height of 6m. Assays were length-weighted for each composite. The relatively short composite length was chosen to unsmooth the resultant block grade distribution and provide a better match between the interpolated block grades and the underlying assay data.

For the current estimate, the mineralized grade shells were constrained using 3-D solids interpreted by geologists, based on the mineralized intercepts intersected by the drill holes. Micon considers this approach to be superior because it allows for appropriate interpretive geological control within the model.

The Company has continued to use the rock domain interpretation developed for previous resource estimates. As much more data are available for the current estimate, the geological domains were interpreted in more detail by a senior geologist in the field.

Bench polygons for each rock type were derived from this interpretation and imported into the block model. Blocks were coded based on 12m bench polygons, projecting 6m above and 6m below the bench, in accordance with the principal rock type present in each block. Composites were assigned the rock type of the block in which they were located.

All blocks in the model were interpolated using the Ordinary Kriging method. The parameters were derived from the variography analysis and applied to the different domains and zones accordingly.

The block model was validated using three methods:

1.	Statically - The gold grades of the 3m composites grouped by domain were compared against the grades of the interpolated blocks.

2.	Trend Analysis - The interpolated block grades and the average grades of the 3m composites were compared in swath plots at 50m intervals in the east-west direction.

3.

Visually - Using Gemcom, Micon visually examined vertical sections, comparing the drill hole trace samples against the block model grade distribution, to ensure that the original sample grades and the block grades agree and that they are reasonably related in space.

All three validation procedures gave satisfactory results, sufficient to conclude that the block model can be used with confidence for the estimation of resources and reserves.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues expected to adversely affect the mineral resources estimated for the Gold Project (as defined in the Technical Report).

Mineral Reserves

The mineral reserve estimate for the Gold Property is presented in the following table.

Mineral Reserves within the San Francisco and La Chicharra Pit Design (October 1, 2013) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	44,952	0.559	808,000
	Probable	26,420	0.547	465,000
	Total	71,373	0.555	1,273,000
La Chicharra Pit	Proven	12,364	0.515	205,000
	Probable	7,463	0.463	111,000
	Total	19,827	0.495	316,000
Total	Proven	57,316	0.550	1,013,000
	Probable	33,883	0.528	576,000
	Total	91,199	0.542	1,589,000

San Francisco Pit	Stockpile	6,155	0.26	51,000

The gold price used for estimating the reserves at the Gold Property was US$1,250 per ounce. The parameters used in the pit optimization for the estimation of reserves are the same as those described previously in connection with the estimation of resources.

Mining recovery for the Mine and La Chicharra has been assumed to be 99%. This estimate is based on actual experience at the Mine. An overall average of 9.1% dilution was estimated for the Mine and 3.0% for the La Chicharra.

During its site inspection, Micon observed that the existing pit walls were generally dry, with a few minor seepages along shear zones. At the end of 2010, a hydrogeological study was conducted by Investigación y Desarrollo de Acuíferos y Ambiente around the pit, to evaluate the hydrological regime in this area. A number of piezometers were installed to monitor the water flow surrounding the pit. During 2013, water volumes pumped from the Mine have ranged between 6,000m3 and 51,000m3 per month.

Existing waste rock dumps are located to the south of the Mine, close to the pit rim and cannot be extended to the north. They are also limited to the east by a property boundary and to the west by ground not yet condemned by drilling. Accordingly, the existing dumps will be extended further south, where adequate space does exist. With the expansion of reserves, additional waste dump volume is required and a site located northwest of the pit has been identified that would contain the majority of waste rock produced during the mine life. Currently, a condemnation drilling program is underway in this area.

Mining Operations

Mine operations are being conducted using open-pit mining methods. For 2014 and 2015, all production is planned to be sourced from the San Francisco pit of the Mine. The average daily throughput is expected to be approximately 24,000 tonnes per day for 2014 and 2015. Production from the La Chicharra pit is planned to begin in early 2016. Average daily throughput from 2016 onwards is expected to be 30,000 to 32,000 tonnes per day (24,000 tonnes per day from San Francisco and 6,000 to 8,000 tonnes per day from La Chicharra).

The installation of an 8,000 tonnes per day crushing unit and new leach pad at La Chicharra is scheduled to begin in late 2015, and pre-stripping at La Chicharra is scheduled to begin in early 2016.

All mining activities are being carried out by Peal Mexico, S.A. de C.V., of Navojoa, Mexico, a contractor of the Company. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by the Company, in accordance with the mining plan.

Crushing and Conveying

Ore extracted from the pit is transported in haulage trucks with a capacity of 100t, which feed directly into the gyratory primary crusher with dimensions of 42 inch x 65 inch. The crusher has a nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a coarse ore stockpile with a capacity of 6,000t. Two feeders beneath the coarse ore stockpile deliver the material to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at ½ inch. Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers. Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which comprises three tertiary crushers operating in closed circuit with ½ inch screens. Undersize from the screens is delivered to the leach pad. This crushing circuit has a nominal capacity to deliver 16,000 t/d of crushed material to the pads. Recently, the Company has installed a new crushing circuit with a capacity for processing an additional 8,000 t/d. This circuit comprises one primary jaw crusher, two secondary crushers, three tertiary crushers, screens and conveyors. The total installed crushing capacity is 24,000 t/d. The Company does not have any additional plans to increase throughput of the crushing and conveying systems for the San Francisco pit. A new crushing plant, with a capacity of 8,000 t/d, is expected to be installed late in 2015, to serve La Chicharra.

Leaching

The current leach pad occupies approximately 40 ha and is divided into seven sections. An additional 25ha leach pad is currently being constructed. Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming 6m high lifts. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift. The leach solution consists of 0.03% sodium cyanide with a pH of 10.5 to 11. The solution percolates to the bottom of the lift and flows to the channel that carries the solution to the pregnant solution storage pond, from which it is pumped to the adsorption, desorption and recovery plants.

Barren solution exiting the adsorption, desorption and recovery plants flows to the barren solution storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad. Due to the increase in reserves and the increase in production, authorization was granted by the Mexican authorities to use an additional 49 ha for the construction of a new leach pad adjacent to the current pad.

Adsorption/Desorption/Recovery (ADR) Plants

Pregnant leach solution is fed to the first adsorption plant which consists of two parallel lines of carbon columns, each with five tanks in series, through which the carbon is advanced counter-currently to the solution flow. One line of columns contains approximately 2.0t of carbon and the other 2.5t. Gold is adsorbed on the carbon to a concentration of approximately 5,000 g/t. Desorption of the carbon is achieved in a Zadra type elution circuit. Gold is recovered by an electro-winning circuit comprising stainless steel electrodes in a stainless steel electrolytic cell. The stainless steel cell and cathodes are relatively new and replace the original polypropylene cell with steel wool cathodes. The use of stainless cathodes is considered to be more efficient, as it does not require the smelting of substantial quantities of steel wool, which requires substantially more flux and can lead to inferior grade doré. Installation of a new line of carbon columns (second ADR plant) with 5 tanks containing approximately 6t of carbon, and with a flow of 3,500 USGM, was completed in August, 2011, to increase the production capacity.

To complement the increase in production, an additional pumping station with a solution storage capacity of 8,000 m3 was installed. The new system can feed 6,200 USGM of solution directly to the leach pads, using three vertical pumps. To support the new 25 ha leach pad expansion currently in progress, a new vertical pump will be installed, in parallel with the existing pumps.

Refining and Sales Contracts

The Company’s subsidiary, Molimentales, has entered into an agreement with Johnson Matthey Inc. (“Johnson Matthey”) to refine the gold and silver doré bars produced at the Mine, at Johnson Matthey’s Salt Lake City refinery in Utah, USA. Some of the terms and conditions in the agreement are as follows:

  Shipments will consist of no less than 30 kg of material, in the form of doré bars weighing approximately 15 to 30 kg.

  Each shipment will have full and complete documentation to permit importation into the United States.

  The refiner will credit the following percentages of the final agreed assayed gold and silver content of the refined material in each shipment: (a) 99.85% of the assayed gold content; and (b) 97.00% of the assayed silver content.

  Delivery of the gold and silver components of the recoverable metals from each shipment will be made as directed no more than 10 working days after receipt of the material by the refiner, subject to the assay results being within the splitting limits as set forth in the agreement.

  Treatment charges are US$0.65 per troy ounce of material received, with a minimum charge of US$1,000 per shipment.

  If the Company elects to take an early settlement of the account, Johnson Matthey will levy a fee which is calculated according to the terms of the agreement.

  Johnson Matthey may charge additional fees for refining or may reject any material containing in excess of the maximum limits of deleterious elements, as defined by the agreement.

The first refining agreement between Molimentales and Johnson Matthey commenced on December 20, 2009 and remained in effect until December 31, 2011. It was renewed in 2012 and 2013 and the current term has been extended until December 31, 2014. Thereafter, the agreement will be automatically renewed for 12 months, unless either party provides written notice of its intention not to renew it.

Master Purchase Contract and Bill of Sale and Trading Agreement

On June 23, 2010, Molimentales entered into a contract and sale agreement with Auramet Trading, LLC (“Auramet”), under which it agreed to sell the gold and silver output from the Mine to Auramet. On June 23, 2010, Molimentales also entered into a trading agreement with Auramet, which set forth the terms and conditions that govern non-exchange traded, over-the-counter, spot, forward and option transactions, on a deliverable and non-deliverable basis, involving various metals, energy products and currencies. The trading agreement is part of the master purchase contract and bill of sale agreement with Auramet.

Environmental Considerations

On July 22, 2011, Molimentales submitted a request to the Secretary of Environment and Natural Resources (the “Secretary”) for the authorization of an additional land use of 24.3401ha for the Mine and 54.8415ha for a new waste dump, for the increase in production capacity to 18,000 t/d. The Secretary conditionally authorized the additional land on October 13, 2011. A technical justification study for the change of use of Land (Estudio Técnico Jusitificativo para el Cambio de Uso de Suelo) is in process, and will be submitted, to request that the Secretary grant authorization for new land use areas, based upon the inventory of the natural resources to be affected, and an environmental evaluation of the new areas. Although Molimentales is expecting a favourable response, there can be no guarantee that such approval will be obtained.

Modifications to the Environmental License (Licencia Ambiental Única), authorized on March 17, 2010, are in the process of being submitted, to request the authorization of the Secretary of Environment and Natural Resources to include new equipment and increased production capacity for the operating license, new inventory and registration of emissions to the atmosphere, new inventory and registration of hazardous waste generation and, also to register modifications to the blasting program. This documentation is in the process of being prepared, along with the license extension documentation, and will be submitted in April, 2014.

Due to the increase in mineral resources and reserves and the increase in production capacity, Molimentales submitted a request for authorization by the Secretary of a new Environmental Impact Assessment for the additional use of land. The request was granted in October, 2011. Molimentales continues to comply with the conditions established by the Secretary of Environment and Natural Resources for all of the previous and newly authorized environmental permits. These conditions include programs for the recovery and relocation of flora, reforestation, recovery and relocation of fauna, monitoring of surface water quality, monitoring of air quality, and hazardous waste management.

Economic Evaluation

In November of 2013, the Company announced an updated economic evaluation of the Gold Property to incorporate the increase in mineral reserves. The evaluation is based on a constant gold price of US$1,350/oz in real terms and a constant silver price of US$20/oz. The base case mine plan from 2014 to 2022 is split into three phases, as summarized in the following table.

San Francisco Gold Property: Base Case Mine Plan Summary (2014 to 2022)

Description	2014 to 2015	2016 to 2020	2021 to 2022
Approximate average daily throughput	24,000 t/d	30,000 – 32,000 t/d	30,000 – 32,000 t/d
Ore source	San Francisco	San Francisco and La Chicharra	San Francisco, La Chicharra and stockpile
Average gold grade	0.59 g/t	0.51 g/t	0.58 g/t and 0.26 g/t stockpile
Average operating strip ratio	2.4	2.7	1.4
Average total strip ratio (operating + deferred)	2.5	3.2	1.4
Average reprocessed gold from existing leach pads	18 koz (2015)	5 koz/y	0
Average gold production	121 koz/y	135 koz/y	130 koz/y (2021), 53 koz/y (2022)
Average cash cost/oz (by-product)	USD 758	USD 895	USD 663
Average sustaining capital	USD 2 M/y	USD 3 M/y	USD 2 M/y
Average AISC/oz, site level (by-product)	USD 775	USD 918	USD 674
Average deferred strip capex	USD 2 M/yr	USD 9 M/yr	nil
Average development capex	USD 7 M/yr	USD 4 M/yr	USD 2 M/yr
Average AIC/oz, site level (by-product)	USD 846	USD 1,016	USD 686
Gold price/ounce, assumed	USD 1,350	USD 1,350	USD 1,350
Average annual net cashflow (excl. taxes, royalties)	USD 61 M/y	USD 44 M/y	USD 82 M/y, USD 37 M/y

Assumptions:  (1) Average total costs of US$10.75/t for San Francisco and La Chicharra; (2) Average life-of-mine heap leach recovery of 68% for San Francisco and 70% for La Chicharra; (3) Operating costs for La Chicharra are approximately 20% lower than San Francisco due to lower work index; (4) It is estimated that there are 40,000 to 50,000 oz of gold recoverable from older leach pads. It is planned to recover these ounces over the life of the mine by applying cyanide to selected cell. Reprocessing costs – US$60/oz.; (5) Stockpile re-handling costs – US$0.30/t.

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

At a gold price of US$1,350/oz, the undiscounted pre-tax cash flow for the life of the mine is US$489M and the pre-tax 5% discounted net present value is US$381M.

The recently proposed Mexican mining taxes/royalties have not been incorporated into the economic evaluation presented above. The new Mexican mining tax of 7.5% on resource companies, and as much as 8% for gold, silver and platinum, was approved by the Mexican Senate on October 31, 2013 with final approval of the President of Mexico on December 6, 2013 (and published in the official gazette on December 11, 2013), effective as of January 1, 2014. As originally proposed, the tax will be on earnings before interest, taxes, depreciation and amortization.

Based on the estimated mineral reserves of the Gold Property disclosed in the Technical Report, the mine life is approximately 9.5 years. As the Gold Property did not require any significant initial capital outlay and is currently generating cash flow, the payback period of capital is “nil” years.

Metallurgical Process and Testing

On November 21, 2012, the Company announced a summary of the results from its recent bulk sample locked column leach testing program on representative mineralization from the Gold Property. This material was tested at the METCON Research metallurgical laboratory in Tucson, Arizona, in 2012.

The column testing results indicate an average gold extraction of 71.0% based on a crush size of 80% of the particles passing 3/8 inch (P80 3/8 inch) and 77.1% based on a crush size of 80% of the particles passing 1/4 inch (P80 1/4 inch), on samples from the Mine. For La Chicharra samples, the column testing results indicate an average gold extraction of 78.3% and 80.9% based on crush sizes of P80 3/8 inch and P80 1/4 inch, respectively. No percolation issues were observed during the column leach tests. Although the testwork results are encouraging, the Company continues to use a life-of-mine gold recovery of 68.6% in its resource estimations, mine planning and economic analyses. The Company believes that the testwork results indicates there may be potential to further improve gold recoveries, through optimization of the process.

The Company has no plans to conduct any additional external metallurgical testwork at the present time, although, it will continue to conduct internal testing to continuously improve recovery and further its understanding of the metallurgical response of the mineralization types located on the Gold Property.

Exploration and Development

Most of the exploration drilling performed by the Company from July, 2011 to June, 2013 was focused on confirming the extensions of the gold mineralization around the perimeter and underneath the existing Mine pit shell previously delineated, and exploring and confirming the mineralization to the north and northwest of the existing La Chicharra pit. The exploration and infill drilling covered most of the areas where the Company had identified gaps or unconfirmed information and, in general, it can be concluded that the 2011 to 2013 drill program was positive.

The next drill campaign will be focused on exploring areas near to the existing pits, but outside both pits. Based on the positive results from the previous programs, the Company will continue with the drilling as described in the following paragraphs, subject to the Company’s internal budget approval.

San Francisco Pit

The next phase of exploration planned for the San Francisco deposit is to conduct drilling focused on confirming the continuity of the mineralization identified during the 2012-2013 drill program to the east of the existing pit (Mayela). Depending on the results, the Company may conduct infill drilling with the objective of expanding the mineral resources. The Company is considering a drill program for 10,000m to test the results of the geophysical surveys.

San Francisco and La Chicharra Mineralized Trend

Currently, in the area surrounding the San Francisco and La Chicharra pits and between them, a detailed geology mapping and sampling program is being conducted to characterize the veinlets. This program will seek to identify the veinlets which are associated with the gold values of both deposits, and those without gold. Simultaneously mapping of pyrite and its mode of occurrence is being conducted, with the objective of understanding the relationship between the pyrite and the presence of gold in the different types of veinlets, and its possible projection along the strike of the shear zone that is associated with the San Francisco and La Chicharra pits.

Geological mapping along the San Francisco hill, to the south of the San Francisco pit, has now identified what appears as part of a large shear zone over 300m wide (D. Maya) and extending in the direction N60°W, which seems to be dipping northeast, with the San Francisco pit on the hanging wall and the La Chicharra pit on the footwall of the shear zone. The projection to the southeast of the shear zone is lost under the alluvial cover, but, towards the northwest, it appears to be projected along a line of mineral occurrences, such as La Perdida and others. The proposal to explore along strike is based on geophysical surveys. It is proposed to test electromagnetic methods first, in the area of the San Francisco pit, to generate a geophysics model for use in the exploration of the projection along strike for both the San Francisco and La Chicharra pits. Drilling to test the results may be budgeted, if the results are consistent and demonstrate a high possibility of success.

Other Targets

A preliminary campaign of RC drilling has been completed at the El Durazno target to the north of the Mine. The initial results were positive and it is expected that the Company will continue with at least two more drilling programs along the trend of the El Durazno mineralization. Mapping and sampling are being completed on two additional targets. The first is the Vetatierra target, where gold is associated with quartz and quart-tourmaline veins with scarce sulphides, hosted in a diorite intrusive and sandstone, siltstone and conglomerate of Lower Cretaceous age. The Company will most likely conduct an exploration drill program to test the presence of mineralization at depth and along strike in this target area.

The Company will also continue with the exploration program on the second target, the Pima project. Exploration at La Pima is still in an early stage but the Company will soon have sufficient data to able to develop a preliminary drill program. The Pima project consists of a series of silver occurrences along a 3km strike length and 500m wide area of breccias and veins and veinlets of calcite, barite and siderite, all hosted within a sequence of limestone, siltstone and sandstone of Lower Cretaceous age. The silver mineralization appear to be associated with mineralization of lead, zinc, arsenic and antimony. It is a polymetallic target with a strong response to the magnetic survey, which is associated with an intrusive or several stocks at depth that affect the sedimentary sequence.

USE OF PROCEEDS FROM EQUITY OFFERING

The Company has closed its previously announced bought-deal offering (the “Offering”) of 18,920,000 common shares of the Company (the “Shares”), inclusive of 2,250,000 Shares issued pursuant to the partial exercise of the underwriters’ over-allotment option, at a price of $1.50 per Share for aggregate gross proceeds of $28,380,000. The net proceeds of the Offering are expected to be approximately $26,635,000.

The Company intends to use the net proceeds of the Offering to repay $5,000,000 of the amount outstanding under the Credit Facility, with the balance of the net proceeds of the Offering to be retained by the Company for working capital.

Under the terms of the Credit Facility, the funds were advanced in two tranches: a Facility A for $5,000,000 and a Facility B for $13,000,000. Any prepayment of the funds advanced under Facility B will trigger a prepayment fee payable to Sprott of an amount equal to 1% of the principal amount of Facility B being prepaid. The Company intends to repay Facility A of the Credit Facility with the proceeds from the Offering.

The funds advanced and outstanding under the Credit Facility were principally used by the Company to (i) repay in full, effective June 1, 2011, US$12,558,895 principal amount of outstanding notes of the Company issued pursuant to the note indenture dated January 22, 2010 between the Company and Computershare Trust Company of Canada; and (ii) to fund its working capital requirements and for general corporate purposes.

The Company is of the view that in current economic and industry conditions it is prudent to complete the financing in order to strengthen the Company’s balance sheet and provide flexibility to adjust priorities and identify new initiatives which would otherwise not be possible to pursue. In particular, the Company will, upon completion of the financing, explore the possibility of paying down additional amounts of the Credit Facility, either on existing terms or on new terms, if available. In any case, management of the Company is willing to retain the cash balance on hand unallocated.

The Company does not currently intend to allocate any of the proceeds to fund exploration and development of the Gold Property. The Company intends to fund such exploration and development activities, such as those included in the recommendations section of the Technical Report, out of working capital generated from operations.

The Company intends to spend the available funds as set forth above based on plans approved by the Board of Directors and consistent with established internal control guidelines. The anticipated use of net proceeds of the Offering as detailed above is based on the best estimates prepared by management of the Company.

However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The foregoing contains “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Such forward-looking statements include, but are not limited to, statements and information regarding: the Company’s future mining activities, including mining capacity, recoveries, cash costs, production and mine life; economic evaluation, including cash flow and net present value forecasts; the Company’s reserves and resources estimates; the Company’s exploration and development plans and potential, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; potential to improve metallurgical recovery based on metallurgical testwork completed to date; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur; that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; accuracy of cut-off grade and assumptions underlying results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks relating to changes in laws or policies, including those related to mineral tenure, mining, imports, exports, taxes, duties and currency; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2012.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included herein if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

CAUTIONARY NOTICE REGARDING PRESENTATION OF THE COMPANY’S RESERVE AND RESOURCE INFORMATION

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained or incorporated by reference in the Canadian Prospectus concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIMMINS GOLD CORP.

Date: February 11, 2014	By: /s/ Leslie L. Kapusianyk
Leslie L. Kapusianyk
Corporate Counsel and Secretary